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Prospectus Supplement to Prospectus dated October 21, 2002

$2,023,700,000

SLM Student Loan Trust 2002-6

Issuer

SLM Funding Corporation

Seller

Sallie Mae Servicing L.P.

Servicer

Floating Rate Student Loan-Backed Securities

        On November 5, 2002, the trust will issue:

Class A-4 Notes
	Class A-1 Notes	Class A-2 Notes	Class A-3 Notes	Class A-4L Notes	Class A-4CP Notes	Class B Notes
Principal	$283,250,000	$532,500,000	$352,250,000	$595,000,000	$200,000,000	$60,700,000
Interest Rate	3-month LIBOR plus 0.00%	3-month LIBOR plus 0.02%	3-month LIBOR plus 0.09%	3-month LIBOR plus 0.18%	3-month CP Rate plus 0.30%	3-month LIBOR plus 0.46%
Maturity	March 17, 2008	March 15, 2011	September 17, 2012	March 15, 2019		September 16, 2024

The trust will make payments quarterly beginning December 16, 2002, primarily from collections on a pool of student loans. The trust will pay principal first to the class A-1 notes until paid in full, second to the class A-2 notes until paid in full, third to the class A-3 notes until paid in full, fourth pro rata to the class A-4 notes until paid in full and fifth to the class B notes until paid in full. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes.

We are offering the notes through the underwriters at the prices shown below, when and if issued. We intend to apply for a listing of the notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-15 of this supplement and on page 20 of the prospectus.

The notes are asset-backed securities issued by a trust. They are not obligations of SLM Corporation, the seller, Sallie Mae, the servicer or any of their affiliates.

The notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Seller
Per Class A-1 Note	100.0%	0.150%	99.850%
Per Class A-2 Note	100.0%	0.200%	99.800%
Per Class A-3 Note	100.0%	0.220%	99.780%
Per Class A-4L Note	100.0%	0.240%	99.760%
Per Class A-4CP Note	100.0%	0.240%	99.760%
Per Class B Note	100.0%	0.290%	99.710%

We expect the proceeds to the seller to be $2,019,351,145 before deducting expenses payable by the seller estimated to be $989,892.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Deutsche Bank Securities	JPMorgan
_______________________
Banc of America Securities LLC
Lehman Brothers
Merrill Lynch & Co.
Morgan Stanley

October 23, 2002

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on October 25, 2002 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/000091205702039740/a2091967z424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing